KAUFMAN MCGOWAN PLLC

Attorneys-at Law

190 Motor Parkway, Suite 202

Hauppauge, New York 11788

(631) 972-0042

(631) 410-1007 fax

nkaufman@kaufmanmcgowan.com

www.kaufmanmcgowan.com

August 2, 2021

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, DC 20549

Attention:	Jeffrey Gabor

Re:	Triangle Canna Corp.

Amendment No. 5 to Offering Statement on Form 1-A

Filed August 3, 2021

File No. 024-11535

Qualification Request

Requested Date:	August 5, 2021
Requested Time:	10:00 AM Eastern Time

Mr. Gabor:

On behalf of Triangle Canna Corp. (the “Company”), we hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Amendment No. 5 to Form 1-A (the “Offering Statement”) qualified as of 10:00 AM on August 5, 2021 or as soon thereafter as practicable.

The Company hereby acknowledges that:

●       should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●       the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell shares of its common stock pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

The Company requests that it be notified of such qualification by a telephone call to Neil M. Kaufman at (631) 972-0042 or email to him at: nkaufman@kaufmanmcgowan.com.

Sincerely,

/s/ Neil M. Kaufman
Neil M. Kaufman

cc:	Jedediah Morris

Jacob Perry

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